UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

Commission File Number: 001-41319

POET TECHNOLOGIES INC.
(Translation of registrant’s name into English)

120 Eglinton Avenue East, Ste. 1107
Toronto, Ontario M4P 1E2, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

This Form 6-K/A amends the Form 6-K filed by POET Technologies Inc. on November 15, 2023 (the “Original Form 6-K”). This Amendment is being filed to provide the XBRL files that were omitted from the Original Form 6-K.

INCORPORATION BY REFERENCE

This report on Form 6-K includes as exhibits the condensed unaudited consolidated financial statements for the nine months ended September 30, 2023, attached hereto as Exhibit 99.1, management’s discussion and analysis for the nine months ended September 30, 2023, attached hereto as Exhibit 99.2, and a press release, attached hereto as Exhibit 99.5. Exhibits 99.1, 99.2 and 99.5 shall be deemed to be incorporated by reference as exhibits to the Registration Statement of POET Technologies Inc. on Form F-3 (File No. 333-273853) and to be a part thereof from the date on which this report was furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT LIST

Exhibit No.	Description

99.1	Condensed Unaudited Consolidated Financial Statements for the Nine Months Ended September 30, 2023

99.2	Management’s Discussion and Analysis for the Nine Months Ended September 30, 2023

99.3	Certification of Interim Filings by Chief Executive Officer, dated November 14, 2023

99.4	Certification of Interim Filings by Chief Financial Officer, dated November 14, 2023

99.5	Press Release dated November [14], 2023

101.INS	Inline XBRL Instance Document

101.SCH	Inline XBRL Taxonomy Extension Schema Document

101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document

101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 21, 2023

POET TECHNOLOGIES INC.

	By:	/s/ Thomas Mika
	Name:	Thomas Mika
	Title:	Corporate Secretary